(TECHFAITHWIRELESS LOGO)

                                                                    Exhibit 99.1

             TECHFAITH REPORTS SECOND QUARTER 2008 FINANCIAL RESULTS

     O    Net revenue increases 76.7% year-over-year and 14.1% sequentially

     O    Gross profit increases 82.8% from last year

     O Net profit of US$3.9 million compared to net loss of US$4.7 million same period last year

     O Company restructures GSM R&D team and appoints new deputy CEO, President and CFO

BEIJING, CHINA, AUGUST 19, 2008 -- China TechFaith Wireless Communication Technology Limited (NASDAQ: CNTF), an Original Developed Product (ODP) company focused on research and development of cell phone solutions, today announced its unaudited financial results for the second quarter ended June 30, 2008.

Net revenue for the second quarter of 2008 was US$56.6 million, a 76.7% increase from US$32.0 million for the same period in 2007 and a 14.1% increase from US$49.6 million for the first quarter of 2008. Net revenue for the quarter exceeded guidance due to the better-than-expected performance of the 3G and Smartphone products.

Gross profit for the second quarter of 2008 was US$13.9 million, an 82.8% increase from US$7.6 million for the same period last year. The increase was attributed to the stronger contribution from our ODP business during the quarter. Gross margin for the second quarter of 2008 increased to 24.6%, compared to 23.8% for the same period in 2007.

Total operating expenses were US$10.7 million for the second quarter in 2008, a decrease of US$3.3 million, or 23.8%, compared to US$14.0 million for the same period last year. The decrease in operating expenses reflected the Company's continued cost-cutting efforts.

Net income for the second quarter of 2008 was US$3.9 million, or US$0.09 per weighted average outstanding ADS (basic and diluted), compared to net loss of US$4.7 million, or (US$0.11) per weighted average outstanding ADS (basic and diluted), for the same period in 2007. The income tax provision in the second quarter of 2008 was zero because the Company's main operating entities either were unprofitable or benefited from tax holidays.

Mr. Defu Dong, the Chairman and CEO of the Company said, "We are glad to announce the fourth consecutive quarter of revenue growth. During the second quarter, Smartphone sales increased and profit margins returned to healthy levels. Sales of Feature phones decreased slightly while profit margin increased considerably. 3G product models' total revenue and profit margin increased, while sales volume was slightly lower than in previous quarters. The spending on the Module and Data card business was reduced, specifically 2.5/2.75G technology products, due to elevated competition and low profit margin of the products. The Company will continue to focus on the UMTS/HSDPA/EVDO data card and mobile phone business.

Our revenue growth was also due to stronger-than-expected performance of our 3G and Smartphone products. We will make further progress in the development and production of middle to high-end, tailor-made handsets and expand the flexible order quantity strategy in the global market. Furthermore, we will continue to keep our low cost competitive advantage to build up our long-term profitability.

However, we foresee a highly competitive environment and challenging economic conditions in the coming quarters. In order to compete in an industry with relatively low profit margins, we are utilizing our engineering knowledge and experience to focus on offering middle to high-end mobile phone products to our customers. In July, we decided to strategically restructure the GSM R&D team by reducing our work force to 700 by the third quarter. This optimization will allow us to focus on our mobile phone products offering, which is our core business, and improve our R&D efficiency. We estimate that the severance cost resulting from such restructuring will be approximately US$2 million and will be incurred in the third quarter of 2008, while the operating costs saved will be approximately US$3 million starting from the fourth quarter of 2008. We are confident of our long-term profitability."

As part of the restructuring, the Company also announced the appointment of Mr. Xiaonong Cai as Deputy CEO and member of the Board of Directors, Mr. Shugang Li as President, and Ms. Yuping Ouyang as CFO, effective August 15, 2008. Mr. Xiaonong Cai will replace Mr. Bob Huo, who has resigned from the Company to pursue his personal interests. Mr. Bob Huo was also a member of the Company's Board of Directors before his resignation. Mr. Shugang Li will replace Dr. Gilbert Lee as the Company's President. Dr. Gilbert Lee has resigned as the Company's COO and President but will remain with the Company as a member of its Board of Directors. Ms. Yuping Ouyang will replace Mr. Christopher Patrick Holbert as the Company's CFO. Mr. Christopher Patrick Holbert has resigned as the CFO and will assume the position of advisor to the CFO and Audit Committee.

Mr. Defu Dong stated, "We respect the decision of Bob to leave Techfaith. We will certainly miss him and we thank him for his valuable contribution and dedication to the Company over the years. We look forward to working with Gilbert and Chris in their new capacity, and to continuing to benefit from their expertise, experience and knowledge. We are excited to add Xiaonong, Shugang, and Yuping to our executive team. Xiaonong and Shugang have been with the Company since it was founded and I believe that this new team has the required experience and is well prepared to help the Company successfully weather the challenging global economic environment ahead and we look forward to their continued contribution to TechFaith's growth and success in the future."

Mr. Xiaonong Cai, the new Deputy CEO of the Company said, "Regarding the market, we foresee the immense potential for EVDO and UMTS/HSDPA products in the China market, particularly after China's telecom industry reforms. With our strategic partners, we will carry on promoting our middle to high end products to the China market. For the overseas market, we will strengthen our relationships with local and operator's brand companies. The 3G products will be our main product offerings for these markets to ensure that we can generate higher profit margins going forward."

With regard to the near-term outlook, due to seasonality and a weak economic environment, the Company expects revenues in the third quarter of 2008 to be in the range of US$30 million to US$35 million.

NEW MANAGEMENT BRIEF

From 2002 to present, Mr. Xiaonong Cai has served in various management positions at TechFaith, including senior vice president for sales and marketing, and president of TechFaith Software (China) Holding Limited, our joint venture with Qualcomm. Prior to joining TechFaith, he served as a regional sales manager at Motorola China. Mr. Cai received his MBA from Peking University and his bachelor's degree in management from Tsinghua University.

From 2002 to present, Mr. Shugang Li has served in several positions at TechFaith, including vice president in charge of production support, sourcing, project management and quality assurance and as president of Step Technologies (Beijing) Co., Ltd., a subsidiary of TechFaith. Most recently, Mr. Li served as president of TechFaith Electronics. Prior to joining TechFaith, Mr. Li served as an engineering department manager at Motorola China for seven years. He received his bachelor's degree in electronic engineering from Tianjin University.


From September 2004 to present, Ms. Yuping Ouyang also has served in various financial positions at TechFaith, including US GAAP reporting manager and chief accounting officer. Prior to joining Techfaith, she served as an accounting manager at Guangzhou Metro Corporation. Ms. Ouyang received her MBA from the Sun Yat-sen University and her bachelor's degree in management from the Guangdong University of Foreign Studies. Ms. Ouyang is also a member of the Association of Chartered Certified Accountants.

CONFERENCE CALL

TechFaith will hold a conference call on Monday, August 18, 2008 at 7:00 p.m. U.S. Eastern Time (7:00 a.m., August 19, 2008 in Beijing) to discuss the results. The dial-in numbers are +1-866-713-8395 (U.S.) or +1-617-597-5309
(international). The passcode for both is 91884175. A live webcast of the conference call will be available on China TechFaith's website at www.techfaithwireless.com.

A replay of the call will be available from Monday, August 18, 2008 at 9 p.m., U.S. Eastern Time (9 a.m., August 19, 2008 in Beijing) through midnight on Monday, August 25, 2008, U.S. Eastern Time (12 p.m., August 26, 2008 in Beijing) on the Company's website at www.techfaithwireless.com and by telephone at +1-888-286-8010 (U.S.) or +1-617-801-6888 (international). The passcode to access the replay is 66896525.

ABOUT TECHFAITH

TechFaith (NASDAQ:CNTF) is an original developed product provider focused on research and development of cell phone solutions. Based in China, TechFaith employs approximately 700 professionals, of whom approximately 90% are engineers. TechFaith engages in the development and production of middle to high end handsets and tailor made handsets. TechFaith's original developed products include: (1) multimedia phones and dual mode dual card handsets of multiple wireless technology combination such as GSM/GSM, GSM/CDMA, GSM/WCDMA, GSM/TD-SCDMA and UMTS/CDMA; (2) Window based smartphone and Pocket PC phone; and
(3) handsets with interactive online gaming and professional game terminals with phone functionality.

With the capability of developing Middleware Application MMI/UI software on 2G/2.5G(GSM/GPRS, CDMA1X), 3G(EV-DO, WCDMA/UMTS, TD-SCDMA) and 3.5G(HSDPA) communication technologies, TechFaith is able to provide Middleware Application MMI/UI software packages that fulfill the specifications of handset brand owners and carriers in the global market. For more information, please visit www.techfaithwireless.com

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as TechFaith's strategic and operational plans, contain forward-looking statements. TechFaith may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about TechFaith's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, TechFaith's limited operating history, TechFaith's ability to effectively manage its rapid expansion, loss of TechFaith's customers and claims against TechFaith due to defects in its designs or other reasons, TechFaith's limited insurance coverage and its exposure to product liability and product recall, TechFaith's ability to retain existing or attract additional domestic and international customers, TechFaith's earnings or margin declines, failure to compete against new and existing competitors, mobile handset brand owners' discontinuation or reduction of the use of independent design houses, and other risks outlined in TechFaith's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. TechFaith does not undertake any obligation to update any forward-looking statement, except as required under applicable law.



CONTACTS:
In China:                            In the U.S.:
Jay Ji                               Joseph Villalta
China TechFaith Wireless             The Ruth Group
Tel: 86-10-5822-7390                 Tel:+646-536-7003
ir@techfaith.cn                      jvillalta@theruthgroup.com

--------------------------------------------------------------------------------
            CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED
            UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                   (IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE
              AND PER SHARE/ADS DATA AND UNLESS OTHERWISE STATED)
--------------------------------------------------------------------------------

                                        THREE MONTHS ENDED            THREE MONTHS ENDED                SIX MONTHS ENDED
                                             MARCH 31                       JUNE 30                         JUNE 30
                                               2008                   2007           2008             2007           2008
                                      ------------------------    ----------------------------    -----------------------------
Revenues:
Design fees                                            $3,264            $5,185        $4,656           $15,303         $7,920
Royalty income                                            534             2,638           277             5,433            811
Component sales                                           731             2,642           520             5,607          1,251
Product sales                                          45,031            21,562        50,973            32,964         96,004

Service income                                             35                 -           164                 -            199
                                      ------------------------    ----------------------------    -----------------------------
Total net revenues                                    $49,595           $32,027       $56,590           $59,307       $106,185

Cost of revenues:
Design fees                                            $1,618            $3,906        $2,340           $11,651         $3,958
Component sales                                           556             2,518           306             5,166            862
Product sales                                          37,678            17,981        39,998            27,321         77,676


Service Cost                                               22                 -            11                 -             33
                                      ------------------------    ----------------------------    -----------------------------
Total cost of revenues                                $39,874           $24,405       $42,655           $44,138        $82,529

Gross Profit                                           $9,721            $7,622       $13,935           $15,169        $23,656

Operating expenses:
General and administrative                             $3,201            $4,187        $2,777            $6,323         $5,978
Research and development                                5,496             8,549         6,625            16,544         12,121
Selling and marketing                                     853               844         1,300             1,760          2,153
Exchange loss (gain)                                      534               439          (19)               981            515
                                      ------------------------    ----------------------------    -----------------------------
Total operating expenses                              $10,084           $14,019       $10,683           $25,608        $20,767


Other operating income                                  2,541               789            22               789          2,563

(Loss) income from operations                          $2,178          ($5,608)        $3,274          ($9,650)         $5,452

Interest expense                                          (9)              (38)           (7)              (51)           (16)
Interest income                                           417             1,009           499             2,111            916
Other income (expense), net                                 3             (183)          (18)             (335)           (15)
Change in fair value of put option                         15              (72)           (6)              (55)              9
                                      ------------------------    ----------------------------    -----------------------------
Income before income taxes                             $2,604          ($4,892)        $3,742          ($7,980)         $6,346


Income tax                                                  -               (3)             -               (3)              -
                                      ------------------------    ----------------------------    -----------------------------
Income before minority interests                       $2,604          ($4,895)        $3,742          ($7,983)         $6,346
Minority interests                                        259               245           121               751            380

Equity in loss of an affiliate                              -                 -             -             (851)              -
                                      ------------------------    ----------------------------    -----------------------------
Net (loss) income                                      $2,863          ($4,650)        $3,863          ($8,083)         $6,726
                                      ========================    ============================    =============================

Net income per ordinary share
  Basic                                                    $-           ($0.01)         $0.01           ($0.01)          $0.01
                                      ========================    ============================    =============================
  Diluted                                                  $-           ($0.01)         $0.01           ($0.01)          $0.01
                                      ========================    ============================    =============================

Net income per ADS*
  Basic                                                 $0.07           ($0.11)         $0.09           ($0.19)          $0.16
                                      ========================    ============================    =============================
  Diluted                                               $0.07           ($0.11)         $0.09           ($0.19)          $0.16
                                      ========================    ============================    =============================

Weighted average ordinary shares
 outstanding

  Basic                                           649,913,136       649,758,772   649,913,136       649,758,772    649,913,136
                                      ========================    ============================    =============================
  Diluted                                         650,113,581       649,758,772   649,943,575       649,758,772    650,028,578
                                      ========================    ============================    =============================

------------------------------------------------------------------------------------------------------
REVENUE BREAKOUT                   1Q07        2Q07        3Q07       4Q07         1Q08         2Q08
======================================================================================================

DESIGN FEES
======================================================================================================
    International customers       $9,463      $4,811     $2,687      $2,415         $625         $271
    Domestic customers              $655        $374     $2,738      $2,899       $2,639       $4,385

ROYALTY
    International customers         $300        $461       $194        $287          $10           $-
    Domestic customers            $1,851      $1,427       $925        $483         $524         $277
    Component vendors               $644        $750       $161        $289           $-           $-

COMPONENT AND PRODUCTS
    Smart Phone                   $4,014      $6,557     $8,688     $17,185      $18,123      $26,979
    PCBA                          $2,149      $2,454       $717         $22           $-           $-
    Wireless module               $1,452      $7,202     $2,483      $1,377       $3,752       $1,220
    Feature phone                 $3,787      $5,349    $18,153     $20,134      $23,156      $22,774
    Other component sales         $2,965      $2,642     $1,682        $565         $731         $520

SERVICE INCOME                        $-          $-        $18         $35          $35         $164

------------------------------------------------------------------------------------------------------
TOTAL NET REVENUES               $27,280     $32,027    $38,446     $45,691      $49,595      $56,590
======================================================================================================

            CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED
                 UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
                         (IN THOUSANDS OF U.S. DOLLARS)



                                                      JUNE 30, 2007            MARCH 31, 2008           JUNE 30, 2008

                                                   ---------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
Cash and cash equivalents                                       $90,184                  $76,295                 $72,163
Restricted cash                                                  17,160                      119                     417
Accounts receivable                                              45,828                   47,315                  36,996

Amount due from related parties                                       -                    3,708                   4,842
Notes receivable                                                  6,403                    2,310                   1,706
Inventories                                                      19,715                   49,028                  48,867
Prepaid expenses and other current assets                         7,790                   10,070                  10,788
                                                   ---------------------    ---------------------    --------------------
TOTAL CURRENT ASSETS                                           $187,080                 $188,845                $175,779
                                                   ---------------------    ---------------------    --------------------

Deposits for acquisition of plant, machinery and
equipment, and acquisition of intangible assets                  $8,570                  $11,131                 $15,436
Plant, machinery and equipment, net                              28,832                   27,969                  27,309
Acquired intangible assets, net                                     264                    1,591                   1,919
Goodwill                                                            606                      606                     606
TOTAL ASSETS                                                   $225,352                 $230,142                $221,049
                                                   =====================    =====================    ====================

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Current portion of Long term payable                               $479                   $1,208                  $1,228

Short term loan                                                  10,505                        -                       -
Accounts payable                                                 28,669                   25,108                  11,224

Amount due to related parties                                         -                       74                     224
Accrued expenses and other current liabilities                   13,246                   10,979                  11,058
Advance from customers                                            5,460                    7,820                   5,804
Deferred revenue                                                  2,693                    1,824                   1,164
Income tax payable                                                  139                      146                     148
                                                   ---------------------    ---------------------    --------------------
TOTAL CURRENT LIABILITIES                                       $61,191                  $47,159                 $30,850

Long-term payable                                                  $409                     $297                    $125
                                                   ---------------------    ---------------------    --------------------

TOTAL LIABILITIES                                               $61,600                  $47,456                 $30,975
                                                   ---------------------    ---------------------    --------------------

Minority interests                                               $2,109                   $1,401                  $1,280
SHAREHOLDERS' EQUITY
Ordinary shares                                                     $13                      $13                     $13
Additional paid-in capital                                      110,273                  110,351                 110,441
Treasury stock                                                  (4,628)                  (4,628)                 (4,628)
Accumulated other comprehensive income                            8,275                   20,165                  23,721
Statutory reserve                                                 6,093                    6,813                   6,813
Retained earnings                                                41,617                   48,571                  52,434
                                                   ---------------------    ---------------------    --------------------
TOTAL SHAREHOLDERS' EQUITY                                     $161,643                 $181,285                $188,794
                                                   ---------------------    ---------------------    --------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                     $225,352                 $230,142                $221,049
                                                   =====================    =====================    ====================